SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 27, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
 (Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
CNPJ Corporate Taxpayer Identification 76.535.764/0001-43
Board of Trade NIRE 53 3 0000622 9
Publicly Traded Company

MATERIAL FACT
MINUTES OF THE BOARD OF DIRECTORS MEETING
Held on december 27, 2002

Date and time: December 27, 2002, at 01:00 p.m.

Place: In the City and State of Rio de Janeiro, at Av. Presidente Wilson nº 231, 28º andar (parte).

Summons: Letter sent on December 19, 2002.

Presences: The following members of the Board of Directors of Brasil Telecom S.A. (BT): Ricardo Wiering Barros, Eduardo Seabra Fagundes, Márcio Koch Gomes dos Santos, Francisco Ribeiro Magalhães Filho and Eduardo Cintra Santos.

Board: Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Deliberations:

It was decided by the present members that the minutes hereby will be drawn up as a summary.

1. The present members of the Board of Directors, by unanimity, deliberated the following:

(i)	To approve, based on article 1 of the CVM Instruction 10/80, as amended, in § 1, incision “b”, and in § 2 of article 30 of the Law 6,404/76, altered by Law 10,303/01, and on article 24, VI, of the Company’s By-laws, the acquisition, by the Company, of its own preferred and common shares, to be kept in treasury or to be canceled, or for future sale, according to the proposal of the Buyback Committee in a meeting held on December 17, 2002. The copy of the minutes of the committee meeting will be signed by the Chairman and the Secretary of this Meeting and filed in the Company’s headquarters. The acquisition hereby authorized will take place according to the following terms and conditions:

	•	The acquisition has the objective of investing resources available for this end, derived from the account “Other Capital Reserves”;
	•	The Company may purchase, to be kept in treasury or to be cancelled, or for future sales, preferred shares up to the limit of 18,078,192,281 (eighteen billion, seventy-eight million, one hundred and ninety-two thousand, two hundred and eighty-one) preferred shares in treasury, which corresponds to 10% (ten percent) of the preferred shares in circulation. The Company has 3,602,489,041 (three billion, six hundred and two million, four hundred and eighty-nine thousand, forty-one) preferred shares in treasury, as of December 26, 2002;
	•	The acquisition will be valid for 3 (three) months, beginning on January 2, 2003;
	•	According to article 5 of the CVM Instruction 10/80, there are 186,363,831,785 (one hundred and eighty-six billion, three hundred and sixty-three million, eight hundred and thirty-one thousand, seven hundred and eighty-five) shares in circulation in the market as of December 26, 2002, being 5,581,908,967 (five billion, five hundred and eighty one million, nine hundred and eight thousand, nine hundred and sixty-seven) common shares and 180,781,922,818 (one hundred and eighty billion, seven hundred and eighty-one million, nine hundred and twenty-two thousand, eight hundred and eighteen) preferred shares;
	•	The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the brokers Unibanco CVM S.A., with headquarters at Rua da Quitanda, 157/3rd floor, São Paulo — SP, ZIP code 01.012-010; Itaú CV S.A., with headquarters at Rua Boa Vista, 185/3rd floor, São Paulo — SP, ZIP code 01.014-001; and Credit Suisse First Boston S.A. CTVM, with headquarters at Avenida Brigadeiro Faria Lima, 3,064/13th floor, São Paulo — SP, ZIP code 01.451-000.

The acquisition of the shares hereby approved will be conducted by the Executive Board of the Company, and will be subject to the norms established by the Buyback Committee and respected by the Board of Directors of the Company.

Rio de Janeiro, December 27, 2002.

Eduardo Seabra Fagundes Chairman of the Meeting	Antonio Amaro Ribeiro de Oliveira e Silva Secretary of the Meeting

Members of the Board of Directors present:

Eduardo Seabra Fagundes	Ricardo Wiering de Barros

Marcio Koch Gomes dos Santos	Eduardo Cintra Santos

Francisco Ribeiro de Magalhães Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 27, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer